Exhibit (a)(5)(clxlx)

Dear Employee of PeopleSoft:

Oracle announced today that it has extended its offer to buy PeopleSoft’s common stock through 8:00 p.m. New York time (5:00 p.m. San Francisco time) on Thursday, January 6, 2004. During this time, PeopleSoft stockholders have the opportunity to tender their shares for the $26.50 per share offer price. Oracle’s acquisition subsidiary Pepper Acquisition Corp. will accept for payment and promptly pay for PeopleSoft shares as they are tendered during this subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn.

As an employee of PeopleSoft, you may be holding shares that you have acquired through participation in option plans and/or the ESPP. This is a reminder that these shares are eligible for tender. We expect that all PeopleSoft shares eventually will be canceled in exchange for the $26.50 cash consideration (less any brokerage fees and commissions) as a result of either (i) being tendered now or (ii) being cashed out in the merger which we expect will occur after the expiration of Oracle’s offer if at least 90% of the outstanding shares of PeopleSoft are tendered. By tendering your shares, you may receive cash more quickly than if you wait to be cashed out in the merger. Shares tendered will not have appraisal rights.

If you currently hold shares that you have acquired under PeopleSoft’s Employee Stock Purchase Plan and wish to tender them, there is a simple process to do so. In order to tender these shares, you may go to the EquiServe website at www.employee.equiserve.com and follow these instructions:

•	click on the link above;

•	on the left side of the screen, chose “ESPP Access”;

•	on the left side of the screen click on “Transactions”;

•	on the right hand side of the screen, click on “Issue Employee Plan Shares –Get a certificate for your Employee Plan shares online”.

By requesting a certificate, you are agreeing to tender the shares held by EquiServe in your ESPP account in the tender offer. EquiServe’s website should be available until 1:00 p.m. San Francisco time on Thursday, January 6 if you choose to tender your shares. Alternatively, you may call EquiServe’s Customer Service Department at 1-800-555-9898 (domestic) or 201-536-8058 (international) to tender your shares by asking them for a stock certificate issuance of your shares. A stock certificate will not be issued, but your shares will be tendered with no further action on your part. Also please see the information previously posted on the transition website under “TENDER OF ESPP SHARES TO ORACLE”.

Also please remember that if you have previously acquired shares under PeopleSoft’s option plan or otherwise that are held by a broker, you may tender those shares by following the procedures specified by your broker.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on December 15, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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